Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarliving.com

NEWS RELEASE

Greenbriar Announces PREB Order

Scottsdale, Arizona, June 13, 2026 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") announces that after the market hours of Friday, June 12, 2026, the Puerto Rico Energy Bureau (PREB) (the government energy regulator) has ordered PREPA and Greenbriar to complete negotiations within the next seven (7) days from this date. If the parties reach agreement within such period, they shall jointly notify the Energy Bureau and submit the corresponding proposed contract or contracts for the Energy Bureau's review and determination within the same seven (7)-day period. The Energy Bureau WARNS PREPA that, under Art. 6.36 of Act 57-2014k, non-compliance with this Resolution and Order may carry the imposition of fines.

The negotiations are in specific reference to a 40 MW 4-hour and 6-hour battery storage system with GRB pricing at $24,000 and $33,000 per MW per month in fees respectively. This is separate and in addition to our 80 MW ac solar contract settlement pricing of 11.3 per kwh, weighted average.

About Greenbriar Sustainable Living Inc.

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski, CEO and Director, 949-903-5906

Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian securities laws. Forward-looking statements in this news release include statements regarding the grant of incentive stock options and any required acceptance or approval by the TSX Venture Exchange. Forward-looking statements are based on management's current expectations, estimates, assumptions and beliefs, and are subject to known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements. Additional information regarding risks and uncertainties applicable to the Company is available under the Company's profile on SEDAR+ at www.sedarplus.ca. The Company undertakes no obligation to update or revise any forward-looking statements, except as required by applicable law.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF